JPMorgan Chase Financial Company LLC

Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement Nos. 333-270004 and 333-270004-01

Dated December 23, 2025

2-Year IBIT Auto-Callable Dual Directional Trigger PLUS

This document provides a summary of the terms of the Auto-Callable Dual Directional Trigger PLUS, which we refer to as the Trigger PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement, prospectus and prospectus addendum and the “Risk Considerations” on the following page, prior to making an investment decision.

SUMMARY TERMS
Issuer:	JPMorgan Chase Financial Company LLC (“JPMorgan Financial”)
Guarantor:	JPMorgan Chase & Co.
ETF Shares:	Shares of the iShares® Bitcoin Trust ETF (Bloomberg ticker: IBIT UQ Equity). We refer to the iShares® Bitcoin Trust ETF as the “Fund.”
Early redemption:	If, on the redemption observation date, the closing price of one ETF Share is greater than or equal to the initial share price, the Trigger PLUS will be automatically redeemed for the early redemption payment on the redemption date. No further payments will be made on the Trigger PLUS once they have been redeemed. In addition, if the Trigger PLUS are automatically redeemed prior to maturity, you will not benefit from the leverage feature that applies to the payment at maturity if the final share price is greater than the initial share price or the absolute return feature that applies to the payment at maturity if the final share price is less than or equal to the initial share price but is greater than or equal to the trigger level. Moreover, if the Trigger PLUS are automatically redeemed, your investment may underperform the ETF Shares, and the early redemption payment may be significantly less than the payment at maturity you would receive for the same level of appreciation of the ETF Shares had the Trigger PLUS not been automatically redeemed and instead remained outstanding until maturity.
Early redemption payment:	At least $1,272.00 per Trigger PLUS. The actual early redemption payment will be provided in the pricing supplement and will not be less than $1,272.00 per Trigger PLUS.
Payment at maturity:

If the Trigger PLUS have not been automatically redeemed prior to maturity and:

If the final share price is greater than the initial share price, for each $1,000 stated principal amount Trigger PLUS:

$1,000 + leveraged upside payment

If the final share price is less than or equal to the initial share price but is greater than or equal to the trigger level, for each $1,000 stated principal amount Trigger PLUS:

$1,000 + ($1,000 × absolute share return)

In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the ETF Shares. In no event will this amount exceed the stated principal amount plus $250.00. Accordingly, the maximum downside payment at maturity is $1,250.00 per Trigger PLUS.

If the final share price is less than the trigger level, for each $1,000 stated principal amount Trigger PLUS:

$1,000 × share performance factor

This amount will be less than the stated principal amount of $1,000 per Trigger PLUS and will represent a loss of more than 25%, and possibly all, of your investment.

Leveraged upside payment:	$1,000 × leverage factor × share percent change
Share percent change:	(final share price – initial share price) / initial share price
Absolute share return:	The absolute value of the share percent change. For example, a -5% share percent change will result in a +5% absolute share return.
Initial share price:	The closing price of one ETF Share on the pricing date
Final share price:	The closing price of one ETF Share on the valuation date
Share adjustment factor:	The share adjustment factor is referenced in determining the closing price of one ETF Share and is set initially at 1.0 on the pricing date. The share adjustment factor is subject to adjustment in the event of certain events affecting the ETF Shares. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement.
Trigger level:	75% of the initial share price
Leverage factor:	150%
Share performance factor:	final share price / initial share price
Stated principal amount:	$1,000 per Trigger PLUS
Issue price:	$1,000 per Trigger PLUS
Pricing date:	Expected to be December 30, 2025
Original issue date (settlement date):	4 business days after the pricing date
Redemption observation date†:	January 7, 2027
Redemption date†:	January 12, 2027
Valuation date†:	December 30, 2027
Maturity date†:	January 4, 2028
CUSIP / ISIN:	48136MGF8 / US48136MGF86
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/19617/ 000121390025124829/ea0270737-01_424b2.htm

†Subject to postponement

The estimated value of the Trigger PLUS on the pricing date will be provided in the pricing supplement and will not be less than $920.00 per $1,000 stated principal amount Trigger PLUS. For information about the estimated value of the Trigger PLUS, which likely will be lower than the price you paid for the Trigger PLUS, please see the hyperlink above.

Any payment on the Trigger PLUS is subject to the credit risk of JPMorgan Financial, as issuer of the Trigger PLUS, and the credit risk of JPMorgan Chase & Co., as guarantor of the Trigger PLUS.

Auto-Callable Dual Directional Trigger PLUS Payoff Diagram*

Change in ETF Shares	Return on the Trigger PLUS*
50.00%	75.00%
40.00%	60.00%
30.00%	45.00%
20.00%	30.00%
10.00%	15.00%
5.00%	7.50%
1.00%	1.50%
0.00%	0.00%
-5.00%	5.00%
-10.00%	10.00%
-20.00%	20.00%
-25.00%	25.00%
-25.01%	-25.01%
-30.00%	-30.00%
-40.00%	-40.00%
-50.00%	-50.00%
-60.00%	-60.00%
-80.00%	-80.00%
-100.00%	-100.00%

JPMorgan Chase Financial Company LLC

2-Year IBIT Dual Directional Trigger PLUS

ETF Shares

For more information about the ETF Shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks identified below are not exhaustive. Please see “Risk Factors” in the accompanying prospectus supplement, product supplement and preliminary pricing supplement and Annex A to the accompanying prospectus addendum for additional information.

Risks Relating to the Trigger PLUS Generally

▪	The Trigger PLUS do not pay interest or, if the Trigger PLUS have not been automatically redeemed prior to maturity, guarantee the return of any principal and your investment in the Trigger PLUS may result in a loss.
▪	If the Trigger PLUS are automatically redeemed prior to maturity, the appreciation potential of the Trigger PLUS is limited to the early redemption payment.
▪	Early redemption risk.
▪	If the Trigger PLUS have not been automatically redeemed prior to maturity, your maximum downside gain on the Trigger PLUS is limited by the trigger level.
▪	The Trigger PLUS are subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., and any actual or anticipated changes to our or JPMorgan Chase & Co.’s credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.
▪	As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets.
▪	The benefit provided by the trigger level may terminate on the valuation date.
▪	Secondary trading may be limited.
▪	We may accelerate your Trigger PLUS in our sole discretion and the calculation agent may adjust their final payment in good faith and in a commercially reasonable manner if a liquidation event occurs.
▪	The final terms and estimated valuation of the Trigger PLUS will be provided in the pricing supplement.
▪	The tax consequences of an investment in the Trigger PLUS are uncertain.

Risks Relating to Conflicts of Interest

▪	Economic interests of the issuer, the guarantor, the calculation agent, the agent of the offering of the Trigger PLUS and other affiliates of the issuer may be different from those of investors.
▪	Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the Trigger PLUS.

Risks Relating to the Estimated Value and Secondary Market Prices of the Trigger PLUS

▪	The estimated value of the Trigger PLUS will be lower than the original issue price (price to public) of the Trigger PLUS.
▪	The estimated value of the Trigger PLUS does not represent future values of the Trigger PLUS and may differ from others’ estimates.
▪	The estimated value of the Trigger PLUS is derived by reference to an internal funding rate.
▪	The value of the Trigger PLUS as published by J.P. Morgan Securities LLC (and which may be reflected on customer account statements) may be higher than the then-current estimated value of the Trigger PLUS for a limited time period.
▪	Secondary market prices of the Trigger PLUS will likely be lower than the original issue price of the Trigger PLUS.
▪	Secondary market prices of the Trigger PLUS will be impacted by many economic and market factors.

Risks Relating to the ETF Shares

▪	Investing in the Trigger PLUS is not equivalent to investing in the ETF Shares.
▪	The Fund is not an investment company or a commodity pool and will not be subject to regulation under the Investment Company Act of 1940, as amended, or the Commodity Exchange Act.
▪	There are risks associated with the ETF Shares.
▪	The performance and market value of the ETF Shares, particularly during periods of market volatility, may not correlate with the performance of the underlying asset as well as the net asset value per ETF Share.
▪	The Trigger PLUS are subject to volatility risk.
▪	The Trigger PLUS are subject to risks relating to bitcoin and the bitcoin network.
▪	Limited trading history.
▪	Governmental legislative and regulatory actions, including sanctions, could adversely affect your investment in the Trigger PLUS.
▪	The anti-dilution protection for the ETF Shares is limited.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under “Additional Information about the Trigger PLUS — Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS, and you should consult your tax adviser.

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.